                     INVESTMENT AND NOTE PURCHASE AGREEMENT

                                  BY AND AMONG

                        VIATEL HOLDING (BERMUDA) LIMITED

                                       AND

                   THE PURCHASERS LISTED ON SCHEDULE 1 HERETO

                                       AND

                           THE SPECIAL SHARE PURCHASER

                                   DATED AS OF

                                 APRIL 21, 2004

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                                TABLE OF CONTENTS

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                                                              ARTICLE I

                                             DEFINITIONS AND INCORPORATION BY REFERENCE

Section 1.01.       Definitions..................................................................................     1

                                                             ARTICLE II

                                                 SALE AND PURCHASE OF THE SECURITIES

Section 2.01.       Offer to Sell and to Purchase; Purchaser Price...............................................     8
Section 2.02.       Delivery of and Payment for the Notes........................................................     8

                                                             ARTICLE III

                                             REPRESENTATIONS, WARRANTIES AND AGREEMENTS
                                                           OF THE COMPANY

Section 3.01.       Organization and Standing....................................................................     9
Section 3.02.       Subsidiaries.................................................................................     9
Section 3.03.       Capital Stock................................................................................     9
Section 3.04.       Corporate Power..............................................................................    10
Section 3.05.       Authorization; Enforceability................................................................    10
Section 3.06.       Securities Act; Trust Indenture Act..........................................................    11
Section 3.07.       No Violation; Consents.......................................................................    12
Section 3.08.       Financial Statements; SEC Reports............................................................    12
Section 3.09.       No Litigation................................................................................    13
Section 3.10.       Compliance with Constituent Documents; No Defaults...........................................    14
Section 3.11.       Licenses; Permits............................................................................    14
Section 3.12.       Taxes........................................................................................    14
Section 3.13.       Investment Company Act; Public Utility Holding Company Act...................................    14
Section 3.14.       Internal Controls............................................................................    15
Section 3.15.       Insurance....................................................................................    15
Section 3.16.       Intellectual Property........................................................................    15
Section 3.17.       Assets.......................................................................................    15
Section 3.18.       Labor Matters................................................................................    15
Section 3.19.       Employee Matters.............................................................................    16
Section 3.20.       Environmental Matters........................................................................    16
Section 3.21.       Corrupt Practices Act........................................................................    16
Section 3.22.       Solvency.....................................................................................    16
Section 3.23.       Regulation T, U, X...........................................................................    17
Section 3.24.       No Brokers...................................................................................    17
Section 3.25.       Securities Law Matters.......................................................................    17
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Section 3.26.       Absence of Changes...........................................................................    18
Section 3.27.       Compliance with Laws.........................................................................    18
Section 3.28.       Certain Contracts............................................................................    18
Section 3.29.       No Materal Misstatements.....................................................................    19

                                                             ARTICLE IV

                                          REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS

Section 4.01.       Organization; Authorization; Enforceability..................................................    20
Section 4.02.       Private Placement............................................................................    20
Section 4.03.       No Violation; Consents.......................................................................    21
Section 4.04.       ERISA.......................................................................................     22

                                                              ARTICLE V

                                                      COVENANTS OF THE COMPANY

Section 5.01.       Access to Books and Records..................................................................    22
Section 5.02.       Compliance with Conditions; Commercially Reasonable Efforts..................................    22
Section 5.03.       Consents and Approvals.......................................................................    22
Section 5.04.       Reservation of Shares........................................................................    23
Section 5.05.       Use of Proceeds..............................................................................    23
Section 5.06.       Rule 144A Information........................................................................    23
Section 5.07.       Integration..................................................................................    23
Section 5.08.       No Public Offering...........................................................................    23
Section 5.09.       Communication................................................................................    23
Section 5.10.       FCC Authorizations...........................................................................    23

                                                             ARTICLE VI

                                                        CONDITIONS PRECEDENT

Section 6.01.       Conditions Precedent to Purchasers' and Special Share Purchaser's Obligations................    24
Section 6.02.       Conditions to the Company's Obligations in Respect of the Closing Date.......................    26

                                                             ARTICLE VII

                                                      SURVIVAL; INDEMNIFICATION

Section 7.01.       Survival of Representations and Warranties...................................................    27
Section 7.02.       Indemnification..............................................................................    28
Section 7.03.       Non Exclusive Remedy.........................................................................    29
Section 7.04.       Deferral of Payment..........................................................................    29
Section 7.05.       Limitation on Indemnity......................................................................    29
Section 7.06.       Additional Issuances; Purchase Price Adjustment..............................................    29
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                                                            ARTICLE VIII

                                                 TERMINATION; DEFAULTING PURCHASERS

Section 8.01.       Termination..................................................................................    30
Section 8.02.       Defaulting Purchaser.........................................................................    31

                                                             ARTICLE IX

                                                            MISCELLANEOUS

Section 9.01.       Payment of Expenses..........................................................................    32
Section 9.02.       Expense Reimbursement........................................................................    32
Section 9.03.       Persons Entitled to Benefit of Agreement.....................................................    32
Section 9.04.       Notices......................................................................................    32
Section 9.05.       Governing Law; Waiver of Jury Trial..........................................................    33
Section 9.06.       Counterparts.................................................................................    35
Section 9.07.       Amendments or Waivers........................................................................    35
Section 9.08.       Headings.....................................................................................    35
Section 9.09.       Entire Agreement.............................................................................    35
Section 9.10.       Assignment...................................................................................    35
Section 9.12        Severability.................................................................................    35
Section 9.13        Successors...................................................................................    36
Section 9.14        Non-Waiver; remedies Cumulative..............................................................    36
Section 9.15        Injunctive Relief............................................................................    36
Section 9.16        Time of the Essence..........................................................................    36
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Schedule 1 - Purchasers and Special Share Purchaser
Schedule 2 - Guarantors
Schedule 3 - Equity Incentive Plan
Schedules 3.02 -- 3.28 - Disclosure Schedules

Exhibit A - Amended Bye-Laws
Exhibit B - Executive Agreement
Exhibit C - Shareholders Agreement
Exhibit D - Form of Certificates
Exhibit E - Registration Rights Agreement
Exhibit F - Opinion of Counsel

                  INVESTMENT AND NOTE PURCHASE AGREEMENT dated as of April 21, 2004 (the "Agreement"), by and among Viatel Holding (Bermuda) Limited, a company organized under the laws of Bermuda (the "Company"), and each of the Purchasers listed on Part A of Schedule 1 hereto (individually, a "Purchaser" and collectively, the "Purchasers") and the Special Share Purchaser.

                  WHEREAS, the Company proposes to issue and sell US$52,250,000 aggregate principal amount of its 8% Convertible Senior Secured Notes Due 2014 (the "Notes") to the several Purchasers, plus subsequent sale(s) of up to an additional US$270,000 aggregate principal amount of Notes pursuant to Section 2(b)(ii)(C) of the Executive Agreement (as defined below);

                  WHEREAS, the Notes will be subject to a Security Trust and Intercreditor Deed to be dated as of April 21, 2004 (the "Security Trust Agreement"), by and among the Company, the Guarantors, and The Law Debenture Trust Corporation p.l.c., as security trustee (the "Security Trustee");

                  WHEREAS, the Notes will be guaranteed on a senior secured basis by each of the Guarantors listed on Schedule 2 hereto;

                  WHEREAS, the Notes will be offered and sold to the Purchasers without being registered under the Securities Act, in reliance upon an exemption therefrom;

                  WHEREAS, the Purchasers (and their direct and indirect transferees) will be entitled to the benefits of a Registration Rights Agreement, substantially in the form attached hereto as Exhibit E (the "Registration Rights Agreement"), pursuant to which the Company will agree to file with the Commission a registration statement under the Securities Act (the "Registration Statement") registering the Notes;

                  WHEREAS, the Purchasers desire, subject to the terms and conditions set forth herein, to purchase the Notes from the Company; and

                  WHEREAS, the Company desires to sell to the Special Share Purchaser, and the Special Share Purchaser and each of the Purchasers desire the Special Share Purchaser to purchase, subject to the terms and conditions set forth herein, the Special Share from the Company;

                  NOW, THEREFORE, the parties hereto, intending to be legally bound, hereby agree as follows.

                                    ARTICLE I

                   DEFINITIONS AND INCORPORATION BY REFERENCE

                  Section 1.01. Definitions.

                  "affiliate" has the meaning set forth in Rule 405 under the Securities Act.

                  "Additional Notes" means additional Notes which are issued in face amount equal to interest that would otherwise be payable in cash on a Note or on such Notes.

                  "Amended Bye-Laws" means the Bye-Laws of the Company, as amended and restated in the form attached as Exhibit A hereto.

                  "Applicable Law" means (a) any United States Federal, state, local or foreign or transnational law, statute, rule, regulation, order, writ, injunction, judgment, decree or permit of any Governmental Authority and (b) any rule or listing requirement of any national stock exchange or Commission recognized trading market on which securities issued by the Company or any of the Subsidiaries are listed or quoted.

                  "A/R Facility" means any accounts receivable facility that may be entered into by the Company or any of its Subsidiaries from time to time in accordance with the terms and conditions of the Security Trust Agreement.

                  "Business Day" means any day other than a Legal Holiday.

                  "Capital Stock" of any Person means any and all shares, partnership, membership or other interests, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock (but excluding any debt securities convertible into such equity) and any rights to purchase, warrants, options or similar interests with respect to the foregoing.

                  "Closing Date" has the meaning set forth in Section 2.02(a).

                  "Code" means the Internal Revenue Code of 1986, as amended.

                  "Commission" means the U.S. Securities and Exchange
Commission.

                  "Common Shares" means the Common Shares of the Company, par value $0.01 per share.

                  "Communications Laws" has the meaning set forth in Section
3.27.

                  "Communication Liabilities" has the meaning set forth in
Section 3.27.

                  "Company" has the meaning set forth in the preamble.

                  "Conversion Shares" means the Common Shares issuable upon the conversion of the Notes in accordance with the terms of the Notes.

                  "Equity Incentive Plan" has the meaning set forth in Schedule
3.

                  "ERISA" means the Employee Retirement Income Security Act of 1974, as amended, including the regulations and published interpretations thereunder.

                  "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the applicable rules and regulations promulgated thereunder.

                  "Executive Agreement" means that employment agreement dated as of April 21, 2004, between Lucy Woods and the Company, a copy of which is set forth in Exhibit B hereto.

                  "Federal Reserve Board" has the meaning set forth in Section 3.23.

                  "FCC" means the U.S. Federal Communications Commission.

                  "Final Order" means the Order from the FCC authorizing the transfer of a controlling interest in the Company to the Purchasers.

                  "Financial Services and Markets Act 2000" means the Financial Services and Markets Act 2000 of the United Kingdom, as amended, and the applicable rules and regulations promulgated thereunder.

                  "Governmental Authority" means (i) any transnational, foreign, Federal, state or local court or governmental or regulatory agency or authority,
(ii) any arbitration board, tribunal or mediator and (iii) any national stock exchange or Commission recognized trading market on which securities issued by the Company or any of the Subsidiaries are listed or quoted.

                  "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any indebtedness of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or (b) entered into for purposes of assuring in any other manner the obligee of such indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

                  "Guarantor" means any Subsidiary that has issued a Guarantee of the Notes under the Security Trust Agreements.

                  "including" means, unless the context otherwise requires, "including without limitation."

                  "Indemnified Person" has the meaning set forth in Section 7.02(c).

                  "Indemnifying Person" has the meaning set forth in Section 7.02(c).

                  "Insolvency Event" in respect of any Person means:

                  (a) the initiation of a consent to Insolvency Proceedings by such company or any other person or the presentation of a petition for the making of an administration order and such proceedings not being disputed in good faith with a reasonable prospect of success; or

                  (b) the making of an administration order in relation to such Person; or

                  (c) an encumbrancer taking possession of the whole or any substantial part of the undertaking or assets of such Person; or

                  (d) a distress, diligence, execution or other process being levied or enforced upon or sued out against the whole or any substantial part of the undertaking or assets of such Person and such order, appointment, possession or process (as the case may be) not being discharged or otherwise ceasing to apply within 30 days; or

                  (e) the making of an arrangement, composition, reorganization with or conveyance to or assignment for the creditors of such Person generally or the making of an application to a court of competent jurisdiction for protection from the creditors of such Person generally; or

                  (f) the passing by such Person of an effective resolution or the making of an order by a court of competent jurisdiction for the winding up or dissolution of such Person; or

                  (g) the appointment of an Insolvency Official in relation to such Person or in relation to the whole or any substantial part of the undertaking or assets of such Person;

                  "Insolvency Official" means, in respect of any Person, a liquidator, provisional liquidator, administrator (whether appointed by the court or otherwise), administrative receiver, receiver or managers, nominee, supervisor, trustee in bankruptcy, conservator, guardian or similar official in respect of such Person or in respect of all (or substantially all) of the Person's assets or in respect of any arrangements or composition with creditors;

                  "Insolvency Proceedings" means the winding-up, dissolution, voluntary arrangement or administration of a Person or corporation and shall be construed so as to include any equivalent or analogous proceedings under the law of the jurisdiction in which such Person or corporation carried on business including the seeking of liquidation, winding-up, reorganization, dissolution, administration, arrangement, adjustment, protection or relief from creditors or the appointment of an Insolvency Official;

                  "Intellectual Property Rights" means patents, trade marks, service marks, logos, getup, trade names, internet domain names, rights in designs, copyright (including rights in computer software) and moral rights, data base rights, semi-conductor topography rights, utility models, rights in know-how and other intellectual property rights, in each case whether registered or unregistered and including applications for registration, and all rights or forms of protection having equivalent or similar effect anywhere in the world.

                  "Investment Company Act" has the meaning set forth in Section 3.13.

                  "knowledge of the Company" or "knowledge of the Company and its Subsidiaries" means actual knowledge of any of Lucy Woods, Stephen Grist, Stuart Blythe, Blair Wood, Peter Lawrence and Katharine Brown, after due inquiry.

                  "Legal Holiday" is a Saturday, a Sunday or other day on which banking institutions are not open for general business in London or New York

                  "Liabilities" means, as to any Person, all debts, adverse claims, liabilities and obligations of such Person, whether accrued, vested or otherwise, fixed or unfixed, choate or inchoate, direct or indirect, liquidated or unliquidated, secured or unsecured, accrued, absolute, contingent or otherwise, whether in contract, tort, strict liability or otherwise and whether or not actually reflected, or required by applicable accounting standards to be reflected, in such Person's balance sheets or other books and records.

                  "Lien" means any mortgage, sub-mortgage, security assignment, standard security, charge, sub-charge, pledge, lien, right of set-off or other encumbrance or security interest of any kind, however created or arising.

                  "Majority Conversion Date" means the date that a majority in principal amount of the Notes issued on the Closing Date has been converted into Common Shares.

                  "Material Adverse Effect" means a material adverse effect on the assets, liabilities, business, condition (financial or otherwise), results of operations or prospects of the Company and its Subsidiaries taken as a whole, or any other circumstance that in any manner would be expected to materially adversely affect the interests of the Purchasers or Special Share Purchaser.

                  "Morgan Stanley" means Morgan Stanley & Co. Incorporated.

                  "Network" means the telecommunications network in Belgium, France, Germany, the Netherlands, Switzerland, United Kingdom and the United States operated or to be operated by the Company and its Subsidiaries (including all apparatus, equipment and telecommunications systems of every description which is installed and operated in connection therewith).

                  "Noteholder" means the Person in whose name a Note is registered on the Company's books in accordance with the terms and conditions of the Notes.

                  "Notes" has the meaning set forth in the recitals.

                  "Options" means the options to purchase Common Shares issued under the Prior Equity Incentive Plan.

                  "Permit" has the meaning set forth in Section 3.11.

                  "Permitted Liens" means the following: (a) Liens for taxes or assessments or other governmental charges not yet due and payable or which are being contested in good faith, by appropriate proceedings, provided, that adequate reserves with respect to such contest are maintained on the books of the applicable Company or Subsidiary, in accordance with GAAP;

(b) pledges or deposits of money securing statutory obligations under workmen's compensation, unemployment insurance, social security or public liability laws or similar legislation (excluding Liens under ERISA); (c) pledges or deposits of money securing bids, tenders, contracts (other than contracts for the payment of money) or leases to which the Company or any Subsidiary is a party as lessee made in the ordinary course of business; (d) inchoate and unperfected workers', mechanics' or similar Liens arising in the ordinary course of business; and (e) zoning restrictions, easements, licenses, or other restrictions on the use of any real estate or other minor irregularities in title (including leasehold title) thereto, so long as in each case set forth in (a) through (e) above the same do not materially impair the use or marketability of the asset or property subject to such Lien or materially impair the use, value or marketability of the Company's and its Subsidiaries assets and properties in the aggregate. For purposes of clarity, the Permitted Liens described in clauses (a) through (e) above shall include equivalent Liens under similar laws of jurisdictions outside the United States.

                  "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

                  "Plans" has the meaning set forth in Section 3.19.

                  "Preferred Stock," as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) that is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

                  "Prior Equity Incentive Plan" has the meaning set forth in
Section 3.03(a).

                  "Purchaser" and "Purchasers" have the meaning set forth in the preamble.

                  "Qualified Shareholder" means each Person that holds Common Shares issued upon conversion of the Notes, including for the avoidance of doubt direct and indirect transferees thereof.

                  "regulation" includes any regulation, rule, official directive, request or guideline (whether or not having the force of law, but if not having the force of law, compliance with which is customary) of any governmental, intergovernmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organization.

                  "Registration Rights Agreement" has the meaning set forth in the recitals hereto.

                  "Regulation D" has the meaning set forth in Section 3.25(c).

                  "Regulation S" has the meaning set forth in Section 3.25(b).

                  "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

                  "Security Documents" means the Security Trust Agreement and any mortgages, charges, assignments or other Security Interests from time to time granted by the Company or the Guarantors to the Security Trustee pursuant to the Security Trust Agreement or any other such security document.

                  "Security Trust Agreement" has the meaning set forth in the recitals.

                  "Shareholders Agreement" means the Shareholders Agreement dated as of April 21, 2004 among the Company, the Special Share Purchaser and the Purchasers, substantially in the form attached as Exhibit C hereto.

                  "Similar Law" means provisions under any federal, state, local, non-US or other laws or regulations that are similar to Section 406 of ERISA or Section 4975 of the Code.

                  "Special Share" means the Special Share of the Company, as defined in the Amended Bye-Laws, and having the rights and privileges described in the Amended Bye-Laws.

                  "Special Share Purchaser" means Morgan Stanley or an entity designated by it.

                  "Special Temporary Authorization" means the order from the FCC by which the FCC grants a special temporary authorization, or STA, for the transfer of a controlling interest in the Company to the Purchasers, until such time as the FCC issues the Final Order transferring control to the Purchasers.

                  "Subsidiary" of any Person means any corporation, association, partnership or other business entity of which more than 50% of the total Voting Stock is at the time owned or controlled, directly or indirectly, by (a) such Person, (b) such Person and one or more Subsidiaries of such Person or (c) one or more Subsidiaries of such Person.

                  "tax" means all taxes, imposts, duties, levies, charges, deductions and withholdings in the nature or on account of tax, together with all interest thereon and penalties with respect thereto.

                  "Trading Certificate" means a written notice delivered to the Company by a Noteholder requesting that the Company cease providing confidential information (other than Rule 144A Information) to such Noteholder.

                  "Trading Market" shall be deemed to exist at such time as the Common Shares are (i) registered under the Exchange Act and (ii) listed on the New York Stock Exchange or traded on the NASDAQ Standard 3 Marketplace or admitted to the list maintained by the relevant Governmental Authority or to any other approved exchange or recognized overseas investment exchange (within the meanings thereof given in Part VI and Part XVIII of the Financial Services and Markets Act 2000 respectively), or are otherwise traded in a manner that has been determined to be a Trading Market by the Board of Directors of the Company with the consent of either (x) prior to the Majority Conversion Date, holders of a majority of the principal amount of the Notes issued on the Closing Date, or
(y) following the Majority Conversion Date, holders of a majority of the Common Shares of the Company held by Qualified Shareholders.

                  "Transaction Documents" means this Agreement, the Security Trust Agreement, the Shareholders Agreement, the Registration Rights Agreement, the Notes, the Conversion Shares, the Security Documents, and related agreements.

                  "Transfer of Control Application" means the application to the FCC pursuant to the Communications Act and FCC regulations by which the Company and the Purchasers request the transfer of a controlling interest in the Company to the Purchasers.

                  "Trust Indenture Act" means the Trust Indenture Act of 1935, as amended.

                  "Voting Stock" of a Person means all classes of Capital Stock or other interests (including partnership interests) of such Person then outstanding and normally entitled at the time to vote in the election of directors, managers or trustees thereof.

                                   ARTICLE II

                       SALE AND PURCHASE OF THE SECURITIES

                  Section 2.01. Offer to Sell and to Purchase; Purchase Price. On the basis of the representations, warranties and agreements contained herein, and subject to the terms and conditions set forth herein, the Company agrees to issue and sell to each of the Purchasers, severally and not jointly, and each of the Purchasers, severally and not jointly, agrees to purchase from the Company, the principal amount of Notes set forth opposite the name of such Purchaser on
Schedule 1 hereto at a purchase price equal to the principal amount thereof.

                  Section 2.02. Delivery of and Payment for the Notes. (a) Delivery of and payment for the Notes shall be made at the offices of Freshfields Bruckhaus Deringer, London, England, or at such other place as shall be agreed upon by the Purchasers and the Company, at 10:00 a.m., New York City time, on April 21, 2004, or at such other time or date, not later than five full Business Days thereafter, as shall be agreed upon by the Purchasers and the Company (such date and time of payment and delivery being referred to herein as the "Closing Date").

                  (b) On the Closing Date, payment of the purchase price for the Notes shall be made to the Company by wire or book-entry transfer in immediately available funds to such account or accounts as the Company shall specify prior to the Closing Date or by such other means as the parties hereto shall agree prior to the Closing Date against delivery to the Purchasers of the certificates evidencing the Notes. Time shall be of the essence, and delivery at the time and place specified pursuant to this Agreement is a further condition of the obligations of the Purchasers hereunder. Upon delivery, the Notes shall be in definitive certificated form, registered in such names and in such denominations as the Purchasers shall have requested in writing not less than two full Business Days prior to the Closing Date. The Company agrees to make one or more certificates evidencing the Notes available for inspection by the Purchasers in New York, New York at least 24 hours prior to the Closing Date.

                  (c) On the Closing Date, the Special Share Purchaser shall purchase the Special Share for the amount of ten dollars (US$10.00), payable to the Company, and the Company shall deliver the certificate representing the Special Share to the Special Share Purchaser.

                  (d) When delivered by the Company on the Closing Date, the Notes and the Special Share shall be fully authorized, duly and validly issued, free and clear of Liens (other than Liens specifically contemplated by the Transaction Documents.

                                  ARTICLE III

                   REPRESENTATIONS, WARRANTIES AND AGREEMENTS
                                 OF THE COMPANY

                  The Company represents and warrants to the Special Share Purchaser and each of the Purchasers on and as of the date hereof that:

                  Section 3.01. Organization and Standing. The Company and each of its Subsidiaries have been duly incorporated or formed and are validly existing as corporations or companies, as the case may be, in good standing under the laws of their respective jurisdictions of incorporation or formation, as the case may be, are duly qualified to do business and are in good standing as foreign corporations in each jurisdiction in which their respective ownership or lease of property or the conduct of their respective businesses requires such qualification, and have all power and authority necessary to own or hold their respective properties and to conduct the businesses in which they are engaged, except where the failure to be so qualified or have such power or authority could not, singularly or in the aggregate, be reasonably expected to have a Material Adverse Effect. The Company and each of its Subsidiaries has furnished to the Purchasers and the Special Share Purchaser true and correct copies of the Company's and Subsidiary's certificate of incorporation and bye-laws (and/or other organizational documents) in substantially the form as will be in effect as of the Closing Date. Phrases used in this Section 3.01 shall incorporate equivalent references used in each relevant jurisdiction.

                  Section 3.02. Subsidiaries. The companies listed on Schedule 2 and Schedule 3.02 hereto are all the Subsidiaries of the Company. Except as set forth in Schedule 3.02, the Company does not own a majority of or control, directly or indirectly, any corporation, association or other entity that is not listed on Schedule 2 hereto.

                  Section 3.03. Capital Stock.

                  (a) The Company has authorized 250,000,000 Common Shares, of which (i) 10,730,000 are issued and outstanding as of the date hereof, (ii) 190,000 are reserved for issuance upon the exercise of Options issued and outstanding as of the date hereof under the Company's 2002 Equity Incentive Plan (the "Prior Equity Incentive Plan"), and (iii) 1,080,000 are reserved for issuance upon exercise of Options authorized for issuance (but not outstanding) under the Prior Equity Incentive Plan and unissued as of the date hereof. As of the date hereof, all of the Common Shares are identical in all respects and, except with respect to the Options and the Special Share, there are no other types of Capital Stock or other securities of the Company authorized, issued or outstanding. As of the Closing Date, the Company will have authorized 250,000,000 Common Shares, of which 10,730,000 will be issued and outstanding, and one Special Share, which will be issued, outstanding and held by the Special Share Purchaser.

                  (b) All of the outstanding shares of Capital Stock of the Company and each of the Company's Subsidiaries have been (and immediately after the Closing Date will be) duly and validly authorized and issued, fully paid and non-assessable and (except as set forth in Section 4.1 of the Shareholders Agreement or with respect to Capital Stock of the Company's Subsidiaries under Applicable Law) free of preemptive rights.

                  (c) Except as set forth in Schedule 3.03(c), all of the shares of Capital Stock of each of the Company's Subsidiaries are owned directly or indirectly by the Company, free and clear of any Lien, restriction upon voting or transfer or any other claim of any third party.

                  (d) Except for the Options and as specifically contemplated by this Agreement, there are no outstanding subscriptions, rights, warrants, calls or options to acquire, or instruments convertible into or exchangeable for, or agreements or understandings with respect to the sale or issuance of, any shares of Capital Stock of or other equity or other ownership interest in the Company or any of its Subsidiaries, or any other contracts, commitments, agreements, understandings or arrangements of any kind to which the Company or any Subsidiary is a party obligating the Company or any Subsidiary under any circumstance to issue any Capital Stock, or any securities convertible into or exchangeable for or rights to purchase any Capital Stock. Except as set forth in Schedule 3.03(d) and for the Registration Rights Agreement, neither the Company nor any Subsidiary is a party to or bound by any agreement with respect to any of its securities which grants registration rights to any Person. Except for the Shareholders Agreement and as otherwise set forth on Schedule 3.03(d), neither the Company nor any Subsidiary is, and to the knowledge of the Company no stockholder is, a party to any voting trust or other agreement or understanding affecting the voting or transfer of the Capital Stock of the Company or any Subsidiary.

                  (e) Prior to the Closing Date, the Conversion Shares will have been duly authorized and adequately reserved in contemplation of the conversion of the Notes and, when issued and delivered in accordance with the terms of the Notes will have been validly issued and will be fully paid and nonassessable and free and clear of Liens (other than Liens created by the Security Documents), and the issuance thereof will not have been subject to any preemptive rights or restrictions on transfer (other than restrictions on transfer under Applicable Law).

                  Section 3.04. Corporate Power. The Company and each of its Subsidiaries has full right, power and authority to execute and deliver each Transaction Document to which it is a party, and to perform their respective obligations hereunder and thereunder; and all corporate or company action required to be taken for the due and proper authorization, execution and delivery of each of the Transaction Documents and the consummation of the transactions contemplated hereby and thereby have been duly and validly taken.

                  Section 3.05. Authorization; Enforceability. (a) This Agreement has been duly authorized, executed and delivered by the Company and constitutes a valid and legally binding agreement of the Company, except as may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws affecting creditors' rights generally and by general equitable principles (whether considered in a proceeding in equity or at law).

                  (b) The Security Trust Agreement has been duly authorized by the Company and, when duly executed and delivered in accordance with its terms by each of the parties thereto, will constitute a valid and legally binding agreement of the Company and each of its Subsidiaries enforceable against the Company and each of its Subsidiaries in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws affecting creditors' rights generally and by general equitable principles (whether considered in a proceeding in equity or at law).

                  (c) The Notes have been duly authorized by the Company and, when duly executed, issued and delivered by the Company and paid for as provided herein, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms and entitled to the benefits of the Security Trust Agreement, except as may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws affecting creditors' rights generally and by general equitable principles (whether considered in a proceeding in equity or at law).

                  (d) The Security Documents have been duly authorized by each of the Company and the Guarantors party thereto and, when the Notes have been duly executed, authenticated, issued and delivered as provided in the Security Trust Agreement and paid for as provided herein, will be valid and legally binding obligations of the Company and each of the Guarantors, except as may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws affecting creditors' rights generally and by general equitable principles (whether considered in a proceeding in equity or at law).

                  (e) The Registration Rights Agreement has been duly authorized by the Company and, when duly executed and delivered in accordance with its terms by each of the parties thereto, will constitute a valid and legally binding agreement of the Company enforceable against the Company in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws affecting creditors' rights generally and by general equitable principles (whether considered in a proceeding in equity or at law) and except to the extent that the indemnification or contribution provisions contained therein may be unenforceable.

                  (f) The Shareholders Agreement has been duly authorized by the Company and, when duly executed and delivered in accordance with its terms by each of the parties thereto, will constitute a valid and legally binding agreement of the Company enforceable against the Company in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws affecting creditors' rights generally and by general equitable principles (whether considered in a proceeding in equity or at law).

                  Section 3.06. Securities Act; Trust Indenture Act. Assuming the accuracy of the representations and warranties of the Purchasers and Special Share Purchaser contained in Article IV, it is not necessary, in connection with the issuance and sale of the Notes to the Purchasers in the manner contemplated by this Agreement, to register the Notes under the Securities Act or to qualify the Notes under the Trust Indenture Act.

                  Section 3.07. No Violation; Consents. Except as set forth in
Schedule 3.07, The execution, delivery and performance by the Company and each of its Subsidiaries of each of the Transaction Documents to which each is a party, the issuance, authentication, sale and delivery of the Notes and compliance by the Company and each of its Subsidiaries with the terms thereof (including issuance of Common Shares upon conversion of Notes) and the consummation of the transactions contemplated by the Transaction Documents will not (with or without due notice or lapse of time or both) (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or cause or give rise to the acceleration or increase of any benefits or any termination right, or result in the creation or imposition of any Lien (other than the Liens created in favor of the Security Trustee) upon any property or assets of the Company or any of its Subsidiaries pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument, including any lease or employment agreement, or any Permit, to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound or to which any of the property or assets of the Company or any of its Subsidiaries is subject, (ii) result in any violation of the provisions of the charter or bye-laws or similar organizational documents of the Company or any of its Subsidiaries or (iii) result in the violation of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental agency or body having jurisdiction over the Company or any of its Subsidiaries or any of their properties or assets; and no consent, approval, authorization or order of, or filing or registration with, any such court or arbitrator or governmental agency or body under any such statute, judgment, order, decree, rule or regulation is required for the execution, delivery and performance by the Company and each of its Subsidiaries of each of the Transaction Documents to which each is a party, the issuance, authentication, sale and delivery of the Notes and compliance by the Company and each of its Subsidiaries with the terms thereof (including issuance of Conversion Shares upon conversion of Notes) and the consummation of the transactions contemplated by the Transaction Documents, except for (x) (i) the notification from the Federal Cartel Office of the Federal Republic of Germany that the prohibition requirements of Section 36, paragraph 1 of the Act against Restraints of Competition are not applicable, (ii) the STA (as defined in Section 5.10)and (iii) an authorization from the Bermuda Monetary Authority, each of which notification, authorization or approval has been obtained and remains in full force and effect and (y) such consents, approvals, authorizations, filings, registrations or qualifications as may be required to be obtained or made under the Securities Act and applicable state securities laws as provided in the Registration Rights Agreement.

                  Section 3.08. Financial Statements; SEC Reports. (a) Deloitte & Touche LLP (i) are independent certified public accountants with respect to the Company and each of its Subsidiaries within the meaning of Rule 101 of the Code of Professional Conduct of the American Institute of Certified Public Accountants and the interpretations and rulings thereunder; and (ii) qualify as independent certified public accountants with respect to the Company and each of its Subsidiaries within the meaning of the Securities Act and the Exchange Act, and the applicable rules and regulations thereunder adopted by the Commission. The financial statements (including the related notes) included in the Forms 20-F filed March 23, 2004 and March 29, 2004, are in accordance with the books and records of the Company and each of its Subsidiaries, have been prepared in accordance with United States generally accepted accounting principles consistently applied throughout the periods covered thereby and fairly present the consolidated financial position, results of operations and cash flows of the entities purported to be covered thereby as of the respective dates and for the respective periods indicated.

                  (b) Except as set forth in Schedule 3.08(b), since March 23, 2004, the Company has filed all forms, reports and documents required to be filed by it with the Commission pursuant to the Exchange Act (collectively, and including any documents filed by the Company at any time with the Commission that were not at the time of filing required to be so filed, the "SEC Reports"). As of the respective dates they were filed (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), (i) the SEC Reports were prepared, and all forms, reports and documents filed with the Commission after the date of this Agreement will be prepared, in all material respects in accordance with the requirements of Applicable Law and (ii) none of the SEC Reports contained, nor will any forms, reports and documents filed after the date of this Agreement contain, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. None of the Company's Subsidiaries is required to make any filing with the Commission pursuant to the Exchange Act.

                  (c) As of December 31, 2003 and as of the date hereof, neither the Company nor any of its Subsidiaries had, and as of the Closing Date neither the Company nor any of its Subsidiaries will have, any Liabilities, except (i) Liabilities fully and adequately reflected or noted on the balance sheet as of December 31, 2003 included in the Form 20-F in respect of the fiscal year ended December 31, 2003 (to the extent quantified in such balance sheet or the notes thereto); (ii) Liabilities incurred since December 31, 2003 in the ordinary course of business and consistent with past practice which are not material individually or in the aggregate; and (iii) as set forth in Schedule 3.08(c).

                  Section 3.09. No Litigation. (a) Except as set forth in
Schedule 3.09(a) (to the extent quantified therein), there is no action, order, writ, injunction, investigation, judgment or decree outstanding or claim, suit, litigation, proceeding, labor dispute, arbitral action or investigation (collectively, "Actions") pending and as to which the Company or any Subsidiary has received notice or, to the knowledge of the Company and its Subsidiaries, otherwise pending or threatened against (i) the Company or any of its Subsidiaries, (ii) any benefit plan for personnel of the Company or any of its Subsidiaries or any fiduciary or administrator thereof, or (iii) any officers or directors of the Company or any Subsidiary which relates to the business of the Company and its Subsidiaries. Except as set forth in Schedule 3.09, there is, to the knowledge of the Company and its Subsidiaries, no basis for any Action of the nature described in the previous sentence arising from events, occurrences, actions or omissions prior to the Closing Date. None of the Company or any of its Subsidiaries is in default with respect to any judgment, order, writ, injunction or decree of any court of governmental agency and there are not unsatisfied judgments against the Company or any of its Subsidiaries.

                  (b) No action has been taken and no statute, rule, regulation or order has been enacted, adopted or issued by any governmental agency or body which prevents the issuance of the Notes or suspends the sale of the Notes in any jurisdiction; no injunction, restraining order or order of any nature by any federal or state court of competent jurisdiction has been issued with respect to the Company or any of its Subsidiaries which would prevent or suspend the issuance or sale of the Notes in any jurisdiction; no action, suit or proceeding is pending against or, to the best knowledge of the Company and each of its Subsidiaries, threatened against or affecting the Company or any of its Subsidiaries before any court or arbitrator or any governmental agency, body or official, domestic or foreign, which could reasonably be expected to interfere with or adversely affect the issuance of the Notes or the Conversion Shares or in any manner draw into question the validity or enforceability of any of the Transaction Documents or any action taken or to be taken pursuant thereto.

                  Section 3.10. Compliance with Constituent Documents; No Defaults. Neither the Company nor any of its Subsidiaries is (i) in violation of its charter or bye-laws or similar organizational documents), (ii) in default in any material respect, and, to the knowledge of the Company, no event has occurred that, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound or to which the property or assets of the Company or any of its Subsidiaries is subject or
(iii) except as set forth on Schedule 3.10, to the knowledge of the Company, in violation in any material respect of any law, ordinance, governmental rule or regulation to which it or its property or assets are subject.

                  Section 3.11. Licenses; Permits. Except as set forth on
Schedule 3.11, the Company and each of its Subsidiaries possess all material licenses, certificates, authorizations and permits (collectively, "Permits") issued by, and have made all declarations and filings with, the appropriate federal, state or foreign regulatory agencies or bodies that are necessary or, in the reasonable judgment of the Company, desirable for the ownership or lease of their respective properties or the conduct of their respective businesses, and neither the Company nor any of its Subsidiaries has received notification of any revocation or modification of any such Permit or has any reason to believe that any such Permit will not be renewed in the ordinary course.

                  Section 3.12. Taxes. Except as set forth on Schedule 3.12, the Company and each of its Subsidiaries have properly filed all federal, state, local and foreign income, sales, turnover and franchise tax returns required to be filed through the date hereof and have paid all taxes due thereon (other than those taxes being contested in good faith or those taxes currently payable without penalty or interest, in each case for which adequate reserves have been provided in accordance with generally accepted accounting principles), and no tax deficiency, including, without limitation, any underpayment or incorrect filing, has been determined adversely to the Company or any of its Subsidiaries, and no such tax deficiency is known to the Company or any of its Subsidiaries.

                  Section 3.13. Investment Company Act; Public Utility Holding Company Act. Neither the Company nor any of its Subsidiaries is (and immediately after giving effect to the offering and sale of the Notes and the application of the proceeds thereof, none of them will be) (i) an "investment company" or (assuming none of the Purchasers is an investment company) a company "controlled by" an investment company within the meaning of the Investment Company Act of 1940, as amended (the "Investment Company Act"), and the rules and regulations of the Commission thereunder or (ii) a "holding company" or (assuming none of the Purchasers is a holding company) a "subsidiary company" of a holding company or an "affiliate" thereof within the meaning of the Public Utility Holding Company Act of 1935, as amended.

                  Section 3.14. Internal Controls. The Company and each of its Subsidiaries maintain systems of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

                  Section 3.15. Insurance. The Company and each of its Subsidiaries have insurance covering their respective properties, operations, personnel and businesses, which insurance is in amounts and insures against such losses and risks as are, in the reasonable judgment of the Company, adequate to protect the Company, its Subsidiaries and their respective businesses. Neither the Company nor any of its Subsidiaries has received notice from any insurer or agent of such insurer that capital improvements or other expenditures are required or necessary to be made in order to continue such insurance.

                  Section 3.16. Intellectual Property. Except as set forth in
Schedule 3.16, the Company and each of its Subsidiaries own or has licensed to it, all Intellectual Property Rights which are necessary to carry on their respective businesses as they are carried on at the date of this Agreement and in accordance with the current documented plans for the businesses; and the conduct of their respective businesses will not conflict in any respect with, and the Company and its Subsidiaries have not received any notice of any claim of conflict with, any Intellectual Property Rights of others.

                  Section 3.17. Assets. Except as set forth on Schedule 3.17, the Company and each of its Subsidiaries have good and marketable title in fee simple to, or have valid rights to lease or otherwise use, all items of real and personal property that are material to the business of the Company and its Subsidiaries, including without limitation the Network, in each case free and clear of all Liens (other than under the Security Documents and Permitted Liens), claims and defects and imperfections of title except such as do not materially interfere with the use made and proposed to be made of such property under the latest business plan of the Company that the Company has presented to the Purchasers prior to the date hereof. The rights, properties and other assets presently owned, leased or licensed by the Company include all rights, properties and other assets (i) used by the Company in the conduct of its business prior to the date hereof, and (ii) necessary or convenient to permit the Company to conduct its business from and after the date hereof in the same manner in all respects as such business has been conducted prior to the date hereof.

                  Section 3.18. Labor Matters. Except as set forth in Schedule 3.18, no labor disturbance by or dispute with the employees of the Company or any of its Subsidiaries exists or, to the best knowledge of the Company and each of its Subsidiaries, is contemplated or threatened. There are no agreements with labor unions or associations representing employees of the Company or any of the Subsidiaries (save for the Subsidiaries organized under the laws of France) and to the knowledge of the Company and its Subsidiaries, there has not been any organizing effort by any such union or association.

                  Section 3.19. Employee Matters. Each employee benefit or compensation plan, agreement or arrangement maintained or contributed to by the Company or any of its Subsidiaries or with respect to which the Company or any of its Subsidiaries could be subject to Liabilities (the "Plans") has been maintained and operated in accordance with Applicable Law and with its terms (including contribution requirements and requirements for tax qualification or registration). Each Plan that is intended to be funded or book reserved is fully funded or book reserved, as applicable, based upon reasonable actuarial assumptions. Other than for benefit payments in the ordinary course, there are no pending, or to the Company's knowledge, threatened claims (against the Plans or any fiduciaries of the Plans or against the Company or any of its Subsidiaries with respect to the Plans) and no event has occurred or is reasonably expected to occur which could result in the Plans or the Company or any of its Subsidiaries being subject to any Liabilities, taxes or penalties under the Plans. The Company and its Subsidiaries have complied with all applicable employment laws with respect to their employees and employment practices.

                  Section 3.20. Environmental Matters. Except as set forth on
Schedule 3.20, there has been no storage, generation, transportation, handling, treatment, disposal, discharge, emission or other release of any kind of toxic or other wastes or other hazardous substances by, due to or caused by the Company or any of its Subsidiaries (or, to the best knowledge of the Company or any of its Subsidiaries, any other entity (including any predecessor) for whose acts or omissions the Company or any of its Subsidiaries is or could reasonably be expected to be liable) upon any of the property now or previously owned or leased by the Company or any of its Subsidiaries, or upon any other property, in violation of any statute or any ordinance, rule, regulation, order, judgment, decree or permit that would, under any statute or any ordinance, rule (including rule of common law), regulation, order, judgment, decree or permit, give rise to any material liability; and there has been no disposal, discharge, emission or other release of any kind onto such property or into the environment surrounding such property of any toxic or other wastes or other hazardous substances with respect to which the Company or any of its Subsidiaries has knowledge, except for any such disposal, discharge, emission or other release of any kind which could not reasonably be expected to result in any material liability or obligation on the part of the Company and its Subsidiaries.

                  Section 3.21. Corrupt Practices Act. None of the Company or any of its Subsidiaries or any director, officer, or, to the knowledge of the Company, any agent, employee or other person acting on behalf of the Company or any of its Subsidiaries has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made any unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977; or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment.

                  Section 3.22. Solvency. Except as set forth in Schedule 3.22, on and immediately after the Closing Date, the Company and each of its Subsidiaries (after giving effect to the issuance of the Notes and to the other transactions related thereto) will be Solvent and no Insolvency Event has occurred in respect of the Company or any of its Subsidiaries. As used in this paragraph, the term "Solvent" shall have the meaning given in any relevant jurisdiction by or construed in accordance with the applicable law of that jurisdiction, or if there is no such meaning or such meaning cannot be construed, means, with respect to a particular date, that on such date (i) the fair value and present fair saleable value of the assets of the Company or such Guarantor, as the case may be, exceeds: (x) the total liabilities (including contingent, subordinated, unmatured and unliquidated liabilities) of the Company or such Guarantor, as the case may be, and (y) the amount required to pay such liabilities as they become absolute and mature in the normal course of business; (ii) the Company or such Guarantor, as the case may be, has the ability to pay its debts and liabilities (including contingent, subordinated, unmatured and unliquidated liabilities) as they become absolute and mature in the normal course of business; and (iii) neither the Company nor such Guarantor, as the case may be, has an unreasonably small amount of capital with which to conduct its business. In computing the amount of such contingent liabilities at any time, it is intended that such liabilities will be computed at the amount that, in the light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

                  Section 3.23. Regulation T, U, X. Neither the Company nor any of its Subsidiaries owns any "margin securities" as that term is defined in Regulation U of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), and none of the proceeds of the sale of the Notes will be used, directly or indirectly, for the purpose of purchasing or carrying any margin security, for the purpose of reducing or retiring any indebtedness which was originally incurred to purchase or carry any margin security or for any other purpose which would cause any of the Notes to be considered a "purpose credit" within the meanings of Regulation T, U or X of the Federal Reserve Board.

                  Section 3.24. No Brokers. Neither the Company nor any of its Subsidiaries is a party to any contract, agreement or understanding with any person that would give rise to a valid claim against the Company, its Subsidiaries, the Special Share Purchaser or the Purchasers for a brokerage commission, finder's fee or like payment in connection with the offering and sale of the Notes.

                  Section 3.25. Securities Law Matters. (a) The Notes satisfy the eligibility requirements of Rule 144A(d)(3) under the Securities Act.

                  (b) None of the Company, any of its Subsidiaries, any of their respective affiliates or any person (other than the Purchasers or their affiliates) acting on its or their behalf has engaged or will engage in any "directed selling efforts" (as such term is defined in Regulation S under the Securities Act ("Regulation S")), and all such persons have complied and will comply with the offering restrictions requirement of Regulation S to the extent applicable.

                  (c) None of the Company, any of its Subsidiaries or any of their respective affiliates (as defined in Rule 501(b) of Regulation D under the Securities Act ("Regulation D")) has, directly or through any agent, sold, offered for sale, solicited offers to buy or otherwise negotiated in respect of, any security (as such term is defined in the Securities Act), which is or could be integrated with the sale of the Notes in a manner that would require registration of the Notes under the Securities Act.

                  (d) None of the Company, any of its Subsidiaries or any of their respective affiliates or any other person acting on its or their behalf (other than the Purchasers) has solicited offers for, or offered or sold, the Notes by means of any form of general solicitation or general advertising within the meaning of Rule 502(c) of Regulation D or in any manner involving a public offering within the meaning of Section 4(2) of the Securities Act.

                  (e) Neither the Company nor any of its Subsidiaries has taken or will take, directly or indirectly, any action prohibited by Regulation M under the Exchange Act in connection with the offering of the Notes.

                  Section 3.26. Absence of Changes. Since (x) December 31, 2003 and (y) January 27, 2004, and except as set forth on Schedule 3.26, (i) there has not been any change in the Capital Stock or long-term debt of the Company or any of its Subsidiaries, or any dividend or distribution of any kind declared, set aside for payment, paid or made by the Company on any class of Capital Stock, or any Material Adverse Effect, or any development involving a prospective Material Adverse Effect, in the Company and its Subsidiaries taken as a whole, (ii) neither the Company nor any of its Subsidiaries has entered into any transaction or agreement that is material to the Company and its Subsidiaries taken as a whole, other than in the ordinary course of business, or incurred any liability or obligation, direct or contingent, that is material to the Company and its Subsidiaries taken as a whole, other than in the ordinary course of business and (iii) neither the Company nor any of its Subsidiaries has taken any action described in Section 76A(3) of the Amended Bye-Laws, except as and to the extent specifically permitted by this Agreement.

                  Section 3.27. Compliance with Laws. Except as set forth in
Schedule 3.27, the Company and each of its Subsidiaries are in compliance in all material respects with all Applicable Laws of any Governmental Authority. Neither the Company nor any of its Subsidiaries has received any notice that it is not incompliance with any of the foregoing. Without limitation of any of the foregoing, neither the Company nor any of its Subsidiaries (i) has failed to comply with any law, rule, regulation, code, ordinance, order, decree, judgment, injunction, notice or binding agreement issued, promulgated or entered into by any governmental authority (including but not limited to the FCC, the U.K. Office of Communications, the U.K. Director General of Telecommunications, and the U.K. Department of Trade and Industry) relating in any way to the offering or provision of communications (collectively, "Communications Laws") or to obtain, maintain or comply with any permit, license, authorization or other approval required under any of the Communications Laws, (ii) has become subject to any liability, contingent or otherwise (including any liability for damages, costs, fines, penalties or indemnities) directly or indirectly resulting from or based upon (w) a violation of any of the Communications Laws, (x) the generation or use of communications, (y) exposure to communications or radio frequency emissions or (z) any contract, agreement or other consensual agreement pursuant to which liability is assumed or imposed with respect to any of the foregoing (collectively, "Communication Liabilities"), (iii) has received notice of any claim with respect to any Communication Liability or (iv) knows of any basis for any Communication Liability.

                  Section 3.28. Certain Contracts. Except as set forth on
Schedule 3.28, neither the Company nor any of its Subsidiaries is a party to or otherwise bound by any written or oral contract, agreement, arrangement or understanding:

                  (a) containing any covenant or restriction limiting the freedom of the Company or its Subsidiaries to engage in any line of business in any geographic area or to compete with any person or contract or agreement with third parties limiting the freedom of any officer, director or stockholder of the Company or any Subsidiary so to engage or compete;

                  (b) that binds, restricts or applies to, or purports to bind, restrict or apply to, any affiliate of the Company that is not a Subsidiary of the Company, the Special Share Purchaser or any Purchaser, including without limitation in any area of mutual interest, exclusivity, non-competition or otherwise;

                  (c) concerning employment or severance involving severance or annual compensation in excess of (pound)100,000, or under which any rights or benefits would accrue, become due, be paid, accelerate or otherwise arise as a result of any of the transactions contemplated hereby (including upon conversion of the Notes);

                  (d)      concerning debt for money borrowed;

                  (e) relating to the issuance of securities by the Company or any Subsidiary; or

                  (f)      entered into outside of the usual course of business.

                  The Company has provided the Purchasers with a true and complete copy of each agreement described above. None of the Company or any of its Subsidiaries is (and to the best knowledge of the Company no other party is) in material breach or violation under any contract that is material to the Company or such Subsidiary; there is no event which with the lapse of time or notice or both would constitute such a default; and no defenses, offsets or counterclaims have been asserted by any party thereto.

                  Section 3.29. No Material Misstatements. This Agreement, including the schedules and exhibits attached hereto, and the financial statements and financial data furnished to the Purchasers by or at the direction of the Company or any of its Subsidiaries in connection with the evaluation of the transactions contemplated by this Agreement do not contain any material misstatement of material fact or omit to state a material fact or any fact necessary to make the statements contained therein not misleading. The circumstances and events that are not required to be identified on schedules to this Agreement by reason of the materiality qualifications contained in the representations and warranties in this Article III, or which are otherwise within such qualifications, in the aggregate do not have, and could not reasonably be expected to have, a Material Adverse Effect.

                                   ARTICLE IV

          REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS AND SPECIAL
                                SHARE PURCHASER

                  Each Purchaser and the Special Share Purchaser severally as to itself only, and not jointly, hereby represents and warrants to the Company on the date hereof that:

                  Section 4.01. Organization; Authorization; Enforceability. Such Person that is a legal entity is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all requisite power and authority to own its properties and assets and to carry on its business as it is now being conducted except where the failure to have such power or authority could not, singularly or in the aggregate, be reasonably expected to have a material adverse effect on the assets, liabilities, business, condition (financial or otherwise), results of operating or prospects of such Person. Such Person has the power to execute, deliver and perform its obligations under each of the Transaction Documents to which it is a party and has taken all necessary action to authorize the execution, delivery and performance by it of such Transaction Documents and to consummate the transactions contemplated thereby. No other proceedings on the part of such Person are necessary for such authorization, execution, delivery and consummation. Such Person has duly executed and delivered this Agreement and, on the Closing Date, such Person will have duly executed and delivered each of the other Transaction Documents to be executed and delivered by it on or prior to the Closing Date. This Agreement constitutes, and each of the other Transaction Documents to which such Person is a party, when executed and delivered by such Person, will constitute, a legal, valid and binding obligation of such Person, enforceable against such Person in accordance with its terms , except as may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws affecting creditors' rights generally and by general equitable principles (whether considered in a proceeding in equity or at law) and except to the extent that the indemnification or contribution provisions contained in any such Transaction Document may be unenforceable.

                  Section 4.02. Private Placement. (a) Such Person understands that (i) the offering and sale of the Notes and the Special Share is intended to be exempt from registration under the Securities Act pursuant to Section 4(2) thereof, and (ii) there is no existing public or other market for the Notes.

                  (b) Such Person (i) is a "qualified institutional buyer," as such term is defined in Rule 144A under the Securities Act or (ii) is an "accredited investor," as such term is defined in Rule 501(a) of Regulation D under the Securities Act.

                  (c) Such Person is acquiring the Notes and/or the Special Share, as the case may be, to be acquired hereunder (and will acquire the Conversion Shares) for its own account (or for accounts over which it exercises investment authority), for investment and not with a view to the resale or distribution thereof.

                  (d) Such Person understands that the Notes and the Special Share will be issued in a transaction exempt from the registration or qualification requirements of the Securities Act and applicable state securities laws and that the Company's reliance on such exemption is predicated upon the Purchasers' representations contained herein, In addition, such Person understands that such securities must be held indefinitely unless a subsequent disposition thereof is registered or qualified under the Securities Act and such laws or is exempt from such registration or qualification.

                  (e) Such Person (A) has been furnished with or has had full access to all the information that it considers necessary or appropriate to make an informed investment decision with respect to the Notes and the Special Share, (B) has had an opportunity to discuss with management of the Company the intended business and financial affairs of the Company and to obtain information (to the extent the Company possessed such information or could acquire it without unreasonable effort or expense) necessary to verify any information furnished to it or to which had access, and (C) can bear the economic risk of (x) an investment in the Notes and the Special Share indefinitely and (y) a total loss in respect of such investment, has such knowledge and experience in business and financial matters so as to enable it to understand and evaluate the risks of and form an investment decision with respect to its investment in the Notes and the Special Share to protect its own interest in connection with such investment.

                  (f) Such Person acknowledges that the Notes, Special Share and Conversion Shares shall, to the extent appropriate, bear the respective restrictive legends set forth in Section 6.5 of the Shareholders Agreement.

                  Section 4.03. No Violation; Consents. (a) Subject to the governmental filings and other matters referred to in Section 4.03(b), the execution, delivery and performance by such Person of each of the Transaction Documents to which it is a party and the consummation by such Person of the transactions contemplated thereby do not and will not contravene any Applicable Law, except for any such contravention that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of such Person to timely perform its obligations under the Transaction Documents. The execution, delivery and performance by such Person of each of the Transaction Documents to which it is a party and the consummation of the transactions contemplated thereby (i) will not (A) violate, result in a breach of or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any contract, lease or other agreement to which such Person is party or by which such Person is bound or to which any of its assets is subject, or (B) result in the creation or imposition of any Lien upon any of the assets of such Person, except for any such violations, breaches, defaults or Liens that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of such Person to timely perform its obligations under this Agreement; and (ii) if it is a legal entity, will not conflict with or violate any provision of the certificate of incorporation or bylaws or other organizational documents of such Person.

                  (b) Except for applicable filings, if any, with the Commission pursuant to the Exchange Act, no consent, authorization or order of, or filing or registration with, any Governmental Authority or other Person is required to be obtained or made by such Person for the execution, delivery and performance of any of the Transaction Documents or the consummation of any of the transactions contemplated thereby, except where the failure to obtain such consents, authorizations or orders, or make such filings or registrations, would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of such Person or the Company to timely perform their respective obligations under the Transaction Documents.

                  (c) Such Person has not taken nor will take, directly or indirectly, any action prohibited by Regulation M under the Exchange Act in connection with the offering of the Notes.

                  Section 4.04. ERISA. Such Person acknowledges that either (a) no portion of the assets used by such Person to acquire and hold the Notes constitutes "plan assets" within the meaning of U.S. Department of Labor Regulation 29 CFR Section 2510.3-101 of any employee benefit plan subject to ERISA, any plan, individual retirement account or other arrangement subject to
Section 4975 of the Code or any applicable Similar Law, or any entity whose underlying assets are considered to include "plan assets" or any such plan, account or arrangement; or (b) the purchase and holding of the Notes by such Person will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a violation under any applicable Similar Law.

                                   ARTICLE V

                            COVENANTS OF THE COMPANY

                  The Company covenants and agrees with each Purchaser as follows:

                  Section 5.01. Access to Books and Records. The Company and each Guarantor shall, and the Company shall cause each Subsidiary to, afford to each of the Purchasers and the Purchasers' accountants, counsel and representatives full access during normal business hours throughout the period prior to the Closing Date (or the earlier termination of this Agreement pursuant to Section 8.01) to all of its properties, books, contracts, leases, agreements, commitments and records and, during such period, shall, upon request, furnish promptly to each of the Purchasers all other information as the Purchasers may reasonably request, provided that no investigation or receipt of information pursuant to this Section 5.01 shall affect any representation or warranty of the Company or the conditions to the obligations of the Purchasers.

                  Section 5.02. Compliance with Conditions; Commercially Reasonable Efforts. The Company shall, and shall cause each of its Subsidiaries to, use all commercially reasonable efforts to cause all conditions precedent to the obligations of the Company and its Subsidiaries to be satisfied. Upon the terms and subject to the conditions of this Agreement, the Company and each of its Subsidiaries will use all commercially reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable consistent with Applicable Law to consummate and make effective in the most expeditious manner practicable the issuance of the Notes and the Special Share in accordance with the terms of the Transaction Documents.

                  Section 5.03. Consents and Approvals. The Company shall, and shall cause each of its Subsidiaries to (a) use all commercially reasonable efforts to obtain all necessary consents, waivers, authorizations and approvals of all Governmental Authorities and of all other Persons required in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby and (b) diligently assist and cooperate with the Purchasers in preparing and filing all documents required to be submitted by the Purchasers to any Governmental Authority in connection with the issuance of the Notes and the Special Share (which assistance and cooperation shall include, without limitation, timely furnishing to the Purchasers all information concerning the Company and its Subsidiaries that counsel to the Purchasers reasonably determines is required to be included in such documents or would be helpful in obtaining any such required consent, waiver, authorization or approval).

                  Section 5.04. Reservation of Shares. The Company shall (a) cause to be authorized and reserved prior to the Closing, and reserve and keep available at all times during which any of the Notes remain outstanding, free from preemptive rights, out of its treasury stock or authorized but unissued shares of Capital Stock, or both, solely for the purpose of effecting the conversion of the Notes pursuant to the terms hereof, sufficient Common Shares to provide for the issuance of the maximum number of shares issuable upon conversion of outstanding Notes and Additional Notes (assuming for these purposes that interest is always paid in Additional Notes and that the Notes remain outstanding for the full term thereof); and (b) issue and cause the transfer agent to deliver such Common Shares as required upon conversion of the Notes and Additional Notes, and take all actions necessary to ensure that all such shares will, when issued and paid for pursuant to the conversion of the Notes and the Additional Notes, be duly and validly issued, fully paid and nonassessable and free and clear of all Liens.

                  Section 5.05. Use of Proceeds. The Company shall, and shall cause each of its Subsidiaries to, use the proceeds from the sale of the Notes for payment of expenses incurred in connection with the transactions contemplated by the Transaction Documents and for working capital and general corporate purposes, in particular the implementation of the Company's current business plan as disclosed to the Purchasers and as may be amended from time to time by the Board.

                  Section 5.06. Rule 144A Information. Until a Trading Market exists with respect to both Notes (but only if at such time any Notes are outstanding) and Common Shares, the Company shall furnish to holders of the Notes (and Additional Notes) and to Qualified Shareholders, and to prospective purchasers of Notes (and Additional Notes) and Common Shares from such Persons, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act, in each case subject to the receipt of appropriate confidentiality agreements (the foregoing agreement being for the benefit of the Company, the holders from time to time of the Notes (and Additional Notes) and the Qualified Shareholders and such prospective purchasers).

                  Section 5.07. Integration. The Company shall not, and shall cause its affiliates (as defined in Rule 501(b) of Regulation D) not to, sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as such term is defined in the Securities Act) which could be integrated with the sale of the Notes in a manner which would require registration of the Notes under the Securities Act.

                  Section 5.08. No Public Offering. Except as contemplated by the Registration Rights Agreement, the Company shall not, and shall cause its affiliates not to, authorize or knowingly permit any person acting on their behalf (other than the Purchasers, as to which no covenant is given) to (i) solicit any offer to buy or offer to sell the Notes by means of any form of general solicitation or general advertising within the meaning of Regulation D or in any manner involving a public offering within the meaning of Section 4(2) of the Securities Act; (ii) engage in any directed selling efforts within the meaning of Regulation S or fail to comply with the offering restrictions requirement of Regulation S; or (iii) offer, sell, contract to sell or otherwise dispose of, directly or indirectly, any securities under circumstances where such offer, sale, contract or disposition would cause the exemption afforded by
Section 4(2) of the Securities Act to cease to be applicable to the offering and sale of the Notes as contemplated by this Agreement.

                  Section 5.09. Communication. Prior to the Closing Date, the Company shall not (and shall not permit any Subsidiary to) issue any press release or other communication directly or indirectly or hold any press conference with respect to the condition, financial or otherwise, or earnings, business affairs or business prospects of the Company or its Subsidiaries, as the case may be (except for routine oral marketing communications in the ordinary course of business and consistent with the past practices of the Company or its Subsidiaries, as the case may be, and of which the Purchasers are notified), without the prior written consent of the Purchasers, unless and to the extent that in the judgment of the Company or its Subsidiaries and their counsel, and after notification to the Purchasers, such press release or communication is required by law.

                  Section 5.10. FCC Authorizations. Prior to the Closing Date, the Company will file with the FCC: (1) a request for the Special Temporary Authorization ("STA") and (2) the Transfer of Control Application. From and after the Closing, the Company will, and will cause its Subsidiaries to, take all necessary actions to cancel or otherwise relinquish the FCC licenses of the Company and each of its Subsidiaries and cease conducting the business necessitating those licenses, if (1) the Transfer of Control Application is denied by the FCC, (2) the STA lapses prior to the Transfer of Control Application being granted by the FCC (it being understood and agreed that the Company and its Subsidiaries will take all such necessary actions immediately prior to such lapse) or (3) any other circumstance arises whereby it would be a violation of Applicable Law for Morgan Stanley or the Purchasers as a group to hold a controlling interest in Viatel that it or they at that time hold or holds while the Company and its Subsidiaries hold such FCC licenses; provided, however, that the Company may take actions other than such cancellation, relinquishment or cessation of business if each of the Purchasers who hold securities of Viatel at such time consent thereto in writing.

                                   ARTICLE VI

                              CONDITIONS PRECEDENT

                  Section 6.01. Conditions Precedent to Purchasers' and Special Share Purchaser's Obligations. The respective obligations of the several Purchasers and the Special Share Purchaser hereunder are subject to the performance by the Company and each of its Subsidiaries of their respective covenants and other obligations hereunder, to the accuracy of the statements of the Company and each of its Subsidiaries and their respective officers made in any certificates delivered pursuant hereto and to each of the following additional terms and conditions:

                  (a) All corporate proceedings and other legal matters incident to the authorization, form and validity of each of the Transaction Documents, and all other legal matters relating to the Transaction Documents and the transactions contemplated thereby, shall be reasonably satisfactory in all material respects to the Purchasers and the Special Share Purchaser, and the Company and its Subsidiaries shall have furnished to the Purchasers and the Special Share Purchaser all documents and information that they or their counsel may reasonably request to enable them to pass upon such matters.

                  (b) Appleby Spurling Hunter shall have furnished to the Purchasers and the Special Share Purchaser their written opinion, as counsel for the Company and its Subsidiaries, addressed to the Purchasers and Special Share Purchaser and dated the Closing Date, in form and substance reasonably satisfactory to the Purchasers and Special Share Purchaser, substantially in the form set forth in Exhibit F hereto.

                  (c) The representations and warranties of the Company contained herein and in each of the Transaction Documents (i) that are qualified by materiality shall be true and correct and (ii) that are not qualified by materiality shall be true and correct in all material respects, in each case, as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, the Company and each of its Subsidiaries shall have complied with all agreements and satisfied all conditions on their part to be performed or satisfied hereunder on or prior to the Closing Date and subsequent to each of (x) December 31, 2003 and (y) January 27, 2004 there shall have been no Material Adverse Effect, and the Company and its Subsidiaries shall have furnished to the Purchasers and the Special Share Purchaser a certificates, dated the Closing Date, signed by each of the Chief Executive Officer and the Chief Financial Officer of the Company and in the form attached as Exhibit D hereto, stating that, to his/her best knowledge based on the investigation described in therein, the foregoing is true and correct.

                  (d) The Purchasers shall have received a counterpart of the Registration Rights Agreement which shall have been executed and delivered by a duly authorized officer of the Company.

                  (e) The Security Trust Agreement shall have been duly executed and delivered by the Company, the Guarantors, the Security Trustee, and the Purchasers, and, simultaneously with the payment of the purchase price, the Notes shall have been duly executed and delivered by the Company.

                  (f) The Security Documents shall have been duly executed and delivered by the Company and each of the Guarantors.

                  (g) The Shareholders Agreement shall have been duly executed and delivered by each of the parties thereto.

                  (h) No judgment, order, decree, statute, law, ordinance, rule or regulation, entered, enacted, promulgated, enforced or issued by any court or other Governmental Authority of competent jurisdiction or other legal restraint or prohibition shall be in effect preventing the consummation of the transactions contemplated by this Agreement.

                  (i) No action, suit or proceeding is pending against or, to the knowledge of the Company and its Subsidiaries, threatened against or affecting the Company or any of its Subsidiaries or any of the Purchasers or the Special Share Purchaser before any court or arbitrator or any governmental agency, body or official, domestic or foreign, which could reasonably be expected to interfere with or adversely affect the issuance or exercise of any rights of the Notes or the Special Share or in any manner draw into question the validity or enforceability of any of the Transaction Documents or any action taken or to be taken pursuant thereto or, in the reasonable judgment of any Purchaser or Special Share Purchaser, makes it inadvisable for such Purchaser or the Special Share Purchaser to proceed with the consummation of the transactions contemplated hereby.

                  (j) Subsequent to the execution and delivery of this Agreement, no event or condition of a type described in Section 3.26 hereof shall have occurred or shall exist, and the effect of which in the reasonable judgment of the Purchasers or Special Share Purchaser is so material and adverse as to make it impracticable or inadvisable to proceed with the offering, sale or delivery of the Notes and/or the Special Share on the terms and in the manner contemplated by this Agreement.

                  (k) The Company shall have duly adopted the Amended Bye-Laws, which shall have been approved by shareholder vote as required under Applicable Law.

                  (l) All consents, waivers, approvals and authorizations required to be obtained from any Governmental Authority or any other Person to consummate all transactions contemplated by the Transaction Documents shall have been obtained, in each case in form and substance satisfactory to the Purchasers and Special Share Purchaser.

                  (m) Employment agreements between the Company and each of Lucy Woods, Stephen Grist, Stuart Blythe, Luke Mann and Roberto Bonanzinga, in each case in form and substance reasonably satisfactory to the Purchasers and Special Share Purchaser, shall have been duly executed and delivered by the parties thereto.

                  (n) Each of the Annual Report on Form 20-F of the Company for its fiscal year ended 2002 and the Annual Report on Form 20-F of the Company for its fiscal year ended 2003 shall have been duly filed by the Company with the Commission prior to the Closing Date; and the Purchasers and the Special Share Purchaser shall be satisfied with the form and content thereof.

                  (o) On or prior to the Closing Date, the Company and its Subsidiaries shall have furnished to the Purchasers and the Special Share Purchaser such further customary certificates and documents as the Purchasers and the Special Share Purchaser may reasonably request to evidence the accuracy of the representations and warranties or the satisfaction of the agreements and conditions contained herein.

                  (p) The FCC shall have granted the Special Temporary Authorization.

                  (q) The Company shall have appointed CT Corporation as its agent for service of process in accordance with Section 9.05(c) hereof.

                  All agreements, opinions, letters, evidence and certificates mentioned above or elsewhere in this Agreement shall be deemed to be in compliance with the provisions hereof only if they are in form and substance reasonably satisfactory to counsel for the Purchasers and Special Share Purchaser.

                  Section 6.02. Conditions to the Company's Obligations in Respect of the Closing Date. The obligations of the Company to issue and sell the Notes and the Special Share hereunder shall be subject, at the election of the Company, to the satisfaction or waiver, on the Closing Date, of the following conditions:

                  (a) The representations and warranties of each Purchaser and Special Share Purchaser contained in this Agreement shall have been true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on the Closing Date.

                  (b) Each Purchaser and Special Share Purchaser shall have performed in all material respects all obligations and agreements, and complied in all material respects with all covenants contained in this Agreement to be performed and complied with by such Purchaser on the Closing Date.

                  (c) Each Purchaser and Special Share Purchaser shall have delivered to the Company a certificate executed by it or on its behalf by a duly authorized representative, dated the Closing Date, to the effect that each of the conditions specified in paragraph (a) and (b) of this Section 6.02 has been satisfied.

                  (d) The Board of Directors of the Company shall have received an opinion, dated as of the Closing Date, from PricewaterhouseCoopers LLP or another independent financial advisor, in form and substance reasonably satisfactory to the Board of Directors of the Company, to the effect that the issuance and sale of the Notes and the Special Share hereunder is fair from a financial point of view to the Company and its shareholders.

                  (e) The Shareholders Agreement shall have been duly executed and delivered by each of the parties thereto.

                  (f) No judgment, order, decree, statute, law, ordinance, rule or regulation, entered, enacted, promulgated, enforced or issued by any court or other Governmental Entity of competent jurisdiction or other legal restraint or prohibition shall be in effect preventing the consummation of the transactions contemplated by this Agreement;

                                  ARTICLE VII

                            SURVIVAL; INDEMNIFICATION

                  Section 7.01. Survival of Representations and Warranties. The respective representations and warranties of the Company and of the Purchasers and Special Share Purchaser contained in this Agreement shall survive the transactions contemplated hereby until the later of (i) first anniversary of the Closing Date and (ii) three months following delivery of audited 2004 financials; provided, however, that the representations contained in Sections 3.03, 3.04 and 3.05 hereof shall survive until the expiration of the applicable statute of limitations. The respective indemnities, covenants and agreements of the Company, its Subsidiaries, the Special Share Purchaser and the Purchasers contained in this Agreement or made by or on behalf of the Company, its Subsidiaries, the Special Share Purchaser or the Purchasers pursuant to this Agreement or any certificate delivered pursuant hereto shall survive the delivery of and payment for the

Notes and shall remain in full force and effect, regardless of any termination of this Agreement or any investigation made by or on behalf of the Company, its Subsidiaries, the Special Share Purchaser or the Purchasers.

                  Section 7.02. Indemnification. (a) The Company agrees to indemnify and hold harmless each Purchaser and the Special Share Purchaser, each of such Purchaser's and the Special Share Purchaser's officers, directors, trustees, employees and each person, if any, who controls such Purchaser or the Special Share Purchaser within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, from and against any and all losses, claims, damages and liabilities (including, without limitation, legal fees and other expenses reasonably incurred in connection with any suit, action or proceeding or any claim asserted, as such fees and expenses are incurred), joint or several, to the extent arising out of, or based upon, (i) the negotiation, execution, delivery or compliance with this Agreement or pursuit of any of the transactions connected with or contemplated by this Agreement, and (ii) any failure to be true of any representation or warranty made by the Company set forth in this Agreement.

                  (b) The obligations to indemnify and hold harmless pursuant to Section 7.02(a) hereof shall survive the consummation of the transactions contemplated by this Agreement indefinitely except that such indemnification obligations which are based upon any representation or warranty as set forth in Section 7.02(a)(ii) shall survive only for the applicable periods of time set forth in the first sentence of Section 7.01, except for claims asserted in writing prior to the expiration of such applicable periods, which claims shall survive until final resolution thereof.

                  (c) If any suit, action, proceeding (including any governmental or regulatory investigation), claim or demand shall be brought or asserted against any person in respect of which indemnification may be sought pursuant to Section 7.01(a), such person (the "Indemnified Person") shall promptly notify the person against whom such indemnification may be sought (the "Indemnifying Person") in writing; provided that the failure to notify the Indemnifying Person shall not relieve it from any liability that it may have under this Article VII except to the extent that it has been materially prejudiced (through the forfeiture of substantive rights or defenses) by such failure; and provided, further, that the failure to notify the Indemnifying Person shall not relieve it from any liability that it may have to an Indemnified Person otherwise than under this Article VII. If any such proceeding shall be brought or asserted against an Indemnified Person and it shall have notified the Indemnifying Person thereof, the Indemnifying Person shall retain counsel reasonably satisfactory to the Indemnified Person to represent the Indemnified Person and any others entitled to indemnification pursuant to this
Article VII that the Indemnifying Person may designate in such proceeding and shall pay the fees and expenses of such counsel related to such proceeding, as incurred. In any such proceeding, any Indemnified Person shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Person unless (i) the Indemnifying Person and the Indemnified Person shall have mutually agreed in writing to the contrary;
(ii) the Indemnifying Person has failed within a reasonable time after receiving notice of the commencement of the action to retain counsel reasonably satisfactory to the Indemnified Person; (iii) the Indemnified Person shall have reasonably concluded, based on the advice of counsel to the Indemnified Person, that there may be legal defenses available to it that are different from or in addition to those available to the Indemnifying Person; or (iv) the named parties in any such proceeding (including any impleaded parties) include both the Indemnifying Person and the Indemnified Person and, based on the advice of counsel to the Indemnified Person, representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood and agreed that the Indemnifying Person shall not, in connection with any proceeding or related proceeding in the same jurisdiction, be liable for the reasonable fees and expenses of more than one separate firm (in addition to any local counsel) for all Indemnified Persons, and that all such fees and expenses shall be reimbursed as they are incurred. Each Indemnified Person shall use all reasonable efforts to cooperate with the Indemnifying Person in the defense of any such action or claim; provided that if an Indemnified Person has retained its own counsel, whether at the Indemnifying Person's expense or at the Indemnified Person's expense, such Indemnified Person shall only be required to cooperate to the extent such Indemnified Person reasonably believes such cooperation would not impair its defense of such action or claim. Any such separate firm for any Purchaser or Special Share Purchaser, and their respective affiliates, directors and officers and any control persons of such Purchaser or Special Share Purchaser shall be designated in writing by the Purchasers or Special Share Purchaser, as the case may be, and any such separate firm for the Company, its Subsidiaries and any control persons of the Company and its Subsidiaries shall be designated in writing by the Company. The Indemnifying Person shall not be liable for any settlement of any proceeding effected without its written consent (which consent shall not be unreasonably withheld), but if settled with such consent or if there be a final judgment for the plaintiff, the Indemnifying Person agrees to indemnify each Indemnified Person from and against any loss or liability by reason of such settlement or judgment. No Indemnifying Person shall, without the written consent of the Indemnified Person, effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Person is or could have been a party and indemnification could have been sought hereunder by such Indemnified Person, unless such settlement (x) includes an unconditional release of such Indemnified Person from all liability on claims that are the subject matter of such proceeding and (y) does not include any statement as to or any admission of fault, culpability or a failure to act by or on behalf of any Indemnified Person.

                  Section 7.03. Non Exclusive Remedy. The remedies provided for in this Article VII are not exclusive and shall not limit any rights or remedies that may otherwise be available to any Indemnified Person at law or in equity.

                  Section 7.04. Deferral of Payment. The Company shall be permitted to defer payment of any indemnification amount, other than indemnity-related fees and expenses (which shall be reimbursed by the Company on a current basis as provided below), until the earlier of (i) the date that is 12 months following the Closing Date and (ii) the date on which the Company becomes subject to any bankruptcy, insolvency, liquidation or similar proceeding. Interest will accrue on all payment amounts deferred pursuant to this Section
7.04 at a rate of 10% per annum, which amount shall be payable along with the indemnification amount upon termination of the deferral period. To the extent permitted under Section 7.02, the Company shall reimburse a Purchaser and Special Share Purchaser for all indemnity-related fees and expenses (including but not limited to legal fees) within five Business Days of such Purchaser or Special Share Purchaser's request for reimbursement.

                  Section 7.05. Limitation on Indemnity. Notwithstanding anything to the contrary in this Article VII, the liability of the Company in respect of Section 7.01(a)(i) hereof shall not extend to or include any liability or sum which would, but for this proviso, cause such liability to be unlawful or prohibited by section 39 of the Bermuda Companies Act 1981.

                  Section 7.06. Additional Issuances; Purchase Price Adjustment.

                  (a) In addition to and without limitation of all other indemnities and remedies in this Agreement, as a protection to the Purchasers against the existence of Capital Stock of the Company or any of its Subsidiaries not disclosed in Section 3.03 hereof, in the event that, at any time, the representations and warranties set forth in Section 3.03 hereof are determined not to have been true as of the Closing, the Company shall issue to the Purchasers (on a pro rata basis), at no cost to the Purchasers, and as an adjustment to the Purchase Price paid by the Purchasers:

                  (1) if any Notes is outstanding at the time of such issue and adjustment, additional Notes; or

                  (2) if no Notes are outstanding at the time of such issue and adjustment, additional Common Shares;

such that, if such additional Notes or Common Shares, as the case may be, were issued to the Purchasers at Closing, the Purchasers would own the same percentage of the Common Shares on an "as converted" basis (assuming for all purposes of this Section 7.06 that the Conversion Price is the Base Conversion Price) as they would if such representations and warranties had been true in all respects.

                  (b) Any additional Notes or Common Shares issued to the Purchasers pursuant to this Section 7.06 shall be treated as if they were issued on the date of the Closing and shall reflect any interest, dividends or other distributions which would have accrued or have been payable with respect to and the application of any anti-dilution, pre-emptive rights or similar provisions which would have been applicable to such additional Notes or Common Shares had they been issued on the date hereof.

                  (c) For purposes of this Section 7.06, any additional Notes purchased by Lucy Woods pursuant to the Executive Agreement shall be deemed to have been issued to her at Closing pursuant to this Agreement.

                                  ARTICLE VIII

                       TERMINATION; DEFAULTING PURCHASERS

                  Section 8.01. Termination. (a) This Agreement may be terminated in the absolute discretion of the Purchasers or Special Share Purchaser, by notice given to the Company, if after the execution and delivery of this Agreement and prior to the Closing Date any of the following shall have occurred and be continuing: (i) trading generally shall have been suspended or materially limited on the New York Stock Exchange or the over-the-counter market; (ii) a general moratorium on commercial banking activities shall have been declared by federal or New York State authorities; or (iii) there shall have occurred any outbreak or escalation of hostilities or any change in financial markets or any calamity or crisis, either within or outside the United States, that, in the reasonable judgment of the Purchasers or Special Share Purchaser, is material and adverse and makes it impracticable or inadvisable to proceed with the offering, sale or delivery of the Notes on the terms and in the manner contemplated by this Agreement.

                  (b) This Agreement may be terminated (i) at any time prior to the Closing Date by mutual written agreement of the Company, the Special Share Purchaser and the Purchasers, (ii) if the Closing Date shall not have occurred on or prior to April 23, 2004, by either the Company or the Purchasers or the Special Share Purchaser, at any time after April 23, 2004, provided that the right to terminate this Agreement under this Section 8.01(b)(ii) shall not be available to any party whose failure to fulfill any obligation under this Agreement was the cause of or resulted in the failure of the Closing Date to occur on or before such date, or (iii) if any Governmental Authority shall have issued a nonappealable final order, decree or ruling or taken any other action having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement by either the Company or the Purchasers or the Special Share Purchaser; provided, that the right to terminate this Agreement under this Section 8.01(b)(iii) shall not be available to any party whose failure to fulfill any obligation under this Agreement was the cause of or resulted in, such final order, decree or ruling.

                  Section 8.02. Defaulting Purchaser. (a) If, on the Closing Date, any Purchaser defaults on its obligation to purchase the Notes that it has agreed to purchase hereunder, the non-defaulting Purchasers may in their discretion arrange for the purchase of such Notes by other persons satisfactory to the Company on the terms contained in this Agreement. If, within 36 hours after any such default by any Purchaser, the non-defaulting Purchasers do not arrange for the purchase of such Notes, then the Company shall be entitled to a further period of 36 hours within which to procure other persons satisfactory to the non-defaulting Purchasers to purchase such Notes on such terms. If other persons become obligated or agree to purchase the Notes of a defaulting Purchaser, either the non-defaulting Purchasers or the Company may postpone the Closing Date for up to five full Business Days in order to effect any changes that in the opinion of counsel for the Company or counsel for the Purchasers may be necessary in any document or arrangement. As used in this Agreement, the term "Purchaser" includes, for all purposes of this Agreement unless the context otherwise requires, any person not listed in Schedule 1 hereto that, pursuant to this Article VIII, purchases Notes that a defaulting Purchaser agreed but failed to purchase.

                  (b) If, after giving effect to any arrangements for the purchase of the Notes of a defaulting Purchaser or Purchasers by the non-defaulting Purchasers and the Company as provided in Section 8.02(a) above, the aggregate principal amount of such Notes that remains unpurchased exceeds one-eleventh of the aggregate principal amount of all the Notes, then this Agreement shall terminate without liability on the part of the non-defaulting Purchasers. Any termination of this Agreement pursuant to this Article VIII shall be without liability on the part of the Company or its Subsidiaries, except that the Company will continue to be liable for the payment of expenses as set forth in Article IX hereof and except that the provisions of Article VIII hereof shall not terminate and shall remain in effect.

                  (c) Nothing contained herein shall relieve a defaulting Purchaser of any liability it may have to the Company, its Subsidiaries or any non-defaulting Purchaser for damages caused by its default.

                                   ARTICLE IX

                                  MISCELLANEOUS

                  Section 9.01. Payment of Expenses. Whether or not the transactions contemplated by this Agreement are consummated or this Agreement is terminated, the Company agrees to pay or cause to be paid all costs and expenses incident to the performance of their respective obligations hereunder, including without limitation, (i) the costs incident to the authorization, issuance, sale, preparation and delivery of the Notes and any taxes payable in that connection;
(ii) the costs of reproducing and distributing each of the Transaction Documents; (iii) the fees and expenses of the Company's and its Subsidiaries' counsel and independent accountants; (iv) the fees and expenses of the Security Trustee and any paying agent (including related reasonable fees and expenses of any counsel to such parties); and (v) the fees and expenses of the Holder (as defined in the Shareholders Agreement) of the Special Share (unless the Holder is Morgan Stanley).

                  Section 9.02. Expense Reimbursement. The Company agrees to reimburse the Purchasers and Special Share Purchaser for all out-of-pocket expenses and fees, including the fees and expenses of attorneys, accountants and consultants employed in connection with the Purchasers' and Special Share Purchaser's consideration, negotiation and consummation of the investment, including the Purchasers' and Special Share Purchaser's due diligence on the Company and any documentation relating to the transactions contemplated by this Agreement and any of the Transaction Documents. Notwithstanding the foregoing, the Company shall not be required to pay more than an aggregate of US$3.5 million in respect of the foregoing obligation. The liability of the Company under this Section 9.02 shall not extend to or include any liability or sum which would, but for this proviso, cause such liability to be unlawful or prohibited by section 39 of the Bermuda Companies Act 1981.

                  Section 9.03. Persons Entitled to Benefit of Agreement. This Agreement shall inure to the sole benefit of and be binding upon the parties hereto and their respective successors and, for purposes of Section 5.06 hereof, holders from time to time of Notes and Qualified Shareholders, and, for purposes of Article VII hereof, any controlling persons referred to therein, and the affiliates, officers, trustees and directors of each Purchaser and the Special Share Purchaser referred to in Article VII hereof. Nothing in this Agreement is intended or shall be construed to give any person, other than the persons referred to in this Section 9.03, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision contained herein. No purchaser of Notes from any Purchaser shall be deemed to be a successor by reason of such purchase.

                  Section 9.04. Notices. All notices, demands, requests, consents, approvals or other communications (collectively, "Notices") required or permitted to be given hereunder or which are given with respect to this Agreement shall be in writing and shall be personally served, delivered by reputable air courier service with charges prepaid, or transmitted by hand delivery, telegram, telex or facsimile, addressed as set forth below, or to such other address as such party shall have specified most recently by written notice. Notice shall be deemed given on the date of service or transmission if personally served or transmitted by telegram, telex or facsimile. Notice otherwise sent as provided herein shall be deemed given on the next business day follow-ing delivery of such notice to a reputable air courier service. Any party may change its address for Notice by Notice given to the Company in accordance with the foregoing. No objection may be made to the method of delivery of any Notice actually and timely received.

                  To the Company:

                           Viatel Holding (Bermuda) Limited
                           Inbucon House
                           Wick Road
                           Egham, Surrey TW20 OHR
                           United Kingdom
                           Attn: General Counsel
                           Telephone: 44-1784-494-248
                           Fax: 44-1784-494-281

                  and

                  To the Purchasers or the Special Share Purchaser:

                           To the addresses specified on Schedule 1 hereto,

                  with a copy to:

                           Wachtell, Lipton, Rosen & Katz
                           51 West 52nd Street
                           New York, New York  10019
                           Attn: David Silk
                           Telephone: (212) 403-1000
                           Fax: (212) 403-2000

                  Section 9.05. GOVERNING LAW; WAIVER OF JURY TRIAL. (a) This Agreement shall be construed in accordance with the internal laws of the State of New York without regard to the conflicts of laws provisions thereof. The Company hereby irrevocably submits to the jurisdiction of any court of the State of New York located in the County of New York or the United States District Court for the Southern District of the State of New York, any appellate courts from any thereof (any such court, a "New York Court") or any court of the United Kingdom located in London, or any appellate courts from any thereof (any such court, a "UK Court"), but shall not be required to submit to the jurisdiction of a court other than a New York Court or UK Court, for the purpose of any suit, action or other proceeding arising out of or relating to this Agreement or under any applicable securities laws and arising out of the foregoing, which is brought by or against the Company, and the Company hereby irrevocably agrees that all claims in respect of any such suit, action or proceeding will be heard and determined in any such court. Each party hereto (other than the Company) hereby irrevocably submits to the jurisdiction of any New York Court, but shall not be required to submit to the jurisdiction of a court other than a New York Court, for the purpose of any suit, action or other proceeding arising out of or relating to this Agreement or under any applicable securities laws and arising out of the foregoing, which is brought by or against such party, and such party hereby irrevocably agrees that all claims in respect of any such suit, action or proceeding will be heard and determined in any such court. The Company hereby agrees not to commence any action, suit or proceeding relating to this Agreement other than in a New York Court except to the extent mandated by applicable law. The Company hereby waives any objection that it may now or hereafter have to the venue of any such suit, action or proceeding in any New York Court or any UK Court or that such suit, action or proceeding was brought in an inconvenient court and agree not to plead or claim the same. Each party hereto (other than the Company) hereby waives any objection that it may now or hereafter have to the venue of any such suit, action or proceeding in any New York Court or that such suit, action or proceeding was brought in an inconvenient court and agree not to plead or claim the same. EACH PARTY TO THIS AGREEMENT HEREBY EXPRESSLY WAIVES ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING UNDER THIS AGREEMENT OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO OR ANY OF THEM WITH RESPECT THIS AGREEMENT, OR THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER FOUNDED IN CONTRACT OR TORT OR OTHERWISE; AND EACH PARTY HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY, AND THAT ANY PARTY TO THIS AGREEMENT MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE SIGNATORIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

                  (b) The submission to the jurisdiction referred to in the preceding paragraph shall not limit the right of any Purchaser or Special Share Purchaser to take proceedings against any other party hereto in courts of any other competent jurisdiction nor shall the taking of proceedings against such other party in any one or more jurisdictions preclude the taking of proceedings against such other party in any other jurisdiction (whether concurrently or not) if and to the extent permitted by applicable law.

                  (c) The Company agrees that the process by which any suit, action or proceeding is begun in connection with this Agreement may be served on it at its principal place of business in the United Kingdom for the time being. If the Company ceases to have a principal place of business in the United Kingdom, it shall immediately appoint a further person in the United Kingdom to accept service of process on its behalf in such jurisdiction. Nothing contained herein shall affect the right of the parties hereto to serve process in any other manner permitted by law. In addition, the Company acknowledges and agrees that (a) it has, by separate letter, irrevocably appointed CT Corporation System, as its authorized agent upon which process may be served in any suit or proceeding against the Company arising out of or relating to this Agreement or under any securities laws of the United States or any state thereof and arising out of the foregoing, (b) it has, prior to the date hereof, paid such agent an amount in cash sufficient to procure such agent's services for eleven years from the date hereof and (c) service of process upon such agent, and written notice of said service to the Company by the person serving the same to the address provided above, shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. The Company agrees to take any and all action as may be necessary to maintain such designation and appointment of such agent in full force and effect for a period of at least eleven years from the date of this Agreement.

                  Section 9.06. Counterparts. This Agreement may be signed in counterparts (which may include counterparts delivered by any standard form of telecommunication), each of which shall be an original and all of which together shall constitute one and the same instrument.

                  Section 9.07. Amendments or Waivers. No amendment or waiver of any provision of this Agreement, nor any consent or approval to any departure therefrom, shall in any event be effective unless the same shall be in writing and signed by the Company and Purchasers representing a majority in principal amount of the Notes to be purchased pursuant to this Agreement; provided, that to the extent that any amendment, waiver or departure would adversely affect the rights or obligations of, or impose additional obligations on, any Purchaser in a manner that is materially different from the manner in which it affects the rights or obligations of the other Purchasers, or that would increase the amount of Notes that such Purchaser is required to purchaser hereunder, then the written consent of such Purchaser shall be required. No waiver of any breach of any agreement or provision herein contained shall be deemed a waiver of any preceding or succeeding breach thereof nor of any other agreement or provision herein contained. No waiver or extension of time for performance of any obligations or acts shall be deemed a waiver or extension of the time for performance of any other obligations or acts.

                  Section 9.08. Headings. The headings of the Articles and Sections of this Agreement have been inserted for convenience of reference only, are not to be considered a part hereof, and shall in no way modify or restrict any of the terms or provisions hereof.

                  Section 9.09. Entire Agreement. This Agreement and the Transaction Documents (including all agreements entered into pursuant hereto and thereto and all certificates and instruments delivered pursuant hereto and certificates and instruments delivered pursuant hereto and thereto) constitute the entire agreement of the parties with respect to the subject matter hereof and supersede all prior and contemporaneous agreement, representations, understandings, negotiations and discussions between the parties, whether oral or written, with respect to the subject matter hereof.

                  Section 9.10. Assignment. This Agreement and the rights, duties and obligations hereunder may not be assigned or delegated by the Company without the prior written consent of the Purchasers, and may not be assigned or delegated by any Purchaser. The Special Share Purchaser may assign all of its rights and obligations to any Person designated by Morgan Stanley, without any further consent of any other party hereto, but in accordance with the Shareholders Agreement. Except as set forth above, any assignment or delegation of rights, duties or obligations hereunder made without the prior written consent of the Purchasers, shall be void and of no effect.

                  Section 9.11. Severability. If any one or more of the provisions contained in this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and such provision shall be interpreted to the fullest extent permitted by the law; provided that the parties hereto shall use their reasonable best efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such provision.

                  Section 9.12. Successors. All agreements of the Company in this Agreement shall bind its successor.

                  Section 9.13. Non-Waiver; Remedies Cumulative. None of the Company, any Purchaser, or the Special Share Purchaser shall, by any act of omission or commission, be deemed to waive any of its rights or remedies hereunder unless such waiver be in writing and signed by such Person and then only to the extent specifically set forth therein; a waiver on one occasion shall not, except as specifically set forth therein, be construed as continuing or as a bar to or waiver of a right or remedy on any other occasion. All remedies conferred upon each such Person by this Agreement shall be cumulative and none is exclusive, and such remedies may be exercised concurrently or consecutively at such Person's option.

                  Section 9.14. Injunctive Relief. It is hereby agreed and acknowledged that it will be impossible to measure in money the damages that would be suffered if the parties fail to comply with any of the obligations herein imposed on them and that, in the event of any such failure, an aggrieved Person will be irreparably damaged and will not have an adequate remedy at law. Any such Person shall, therefore, be entitled to (in addition to any other remedy to which the Person may be entitled, at law or in equity) injunctive relief, including specific performance, to enforce such obligations, without the posting of any bond and if any action should be brought in equity to enforce any of the provisions of this Agreement, none of the parties hereto shall raise the defense that there is an adequate remedy at law.

                  Section 9.15. Time of the Essence. Time is of the essence with respect to all of the obligations and agreements specified in this Agreement.

                  If the foregoing is in accordance with your understanding of our agreement, kindly sign and return to us a counterpart hereof, whereupon this instrument will become a binding agreement between the Company, its Subsidiaries, the Special Share Purchaser and the several Purchasers in accordance with its terms.

MORGAN STANLEY & CO. INCORPORATED           VIATEL HOLDING (BERMUDA) LIMITED

By: ______________________________          By: ______________________________
    Name:                                       Name:
    Title:                                      Title:

AHAB PARTNERS, L.P.                         VARDE PARTNERS, INC.

By: _________________, its _______          By: ______________________________
                                                Name:
                                                Title:
By: ______________________________
    Name:
    Title:

STONEHILL INSTITUTIONAL PARTNERS, L.P.      ORE HILL HUB FUND LTD.

By: _________________, its _______          By: _____________, its ___________

By: ______________________________          By: ______________________________
    Name:                                       Name:
    Title:                                      Title:

LUCY WOODS                                  WAYLAND DISTRESSED OPPORTUNITIES
                                            FUND I-A, LLC

__________________________________
Name:  Lucy Woods                           By: _________________, its _______

                                            By: ______________________________
                                                Name:
                                                Title:

SAPPHIRE SPECIAL OPPORTUNITIES FUND,
LLC

By: _________________, its _______

By: ______________________________
    Name:
    Title: